Exhibit j (3)

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Post-Effective Amendment No. 102 to Registration Statement No. 33-20827 of The RBB Fund, Inc. on Form N-1A of our reports dated November 3, 2005 and October 4, 2005 appearing in the Annual Report of the Money Market Portfolio and the Interim Report of the Senbanc Fund, respectively, for the year ended August 31, 2005 and the period of July 1, 2005 through August 31, 2005, respectively, and to the reference to us under the headings "Financial Highlights" and "Independent Registered Public Accounting Firm" appearing in the Prospectuses, which are a part of such Registration Statement, and under the heading "Independent Registered Public Accounting Firm" and "Financial Statements" in the Statements of Additional Information, which is also part of such Registration Statement.


/s/ Deloitte & Touche LLP
Philadelphia, Pennsylvania
December 27, 2005